Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE RESTATED ARTICLES OF INCORPORATION OF
FRONTIER OIL CORPORATION

Pursuant to the provisions of Article 10 of the Wyoming Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Restated Articles of Incorporation.

1.    The name of the corporation is: Frontier Oil Corporation.

2.    Article Six is amended as follows:

“Article Six

The aggregate number of shares of all classes of stock which the corporation shall have authority to issue is 180,500,000 shares consisting of and divided into:

(i)	one class of 180,000,000 shares of Common Stock no par value; and

(ii)	one class of 500,000 shares of Preferred Stock, $100 par value per share, which may be divided into and issued in Series, as hereinafter provided.

The following is a statement of the designations, voting powers, preferences, and relative, participating, optional and other special rights, and qualifications, limitations, or restrictions thereon, of the classes of stock of the corporation.”

3.    The amendment was adopted on June 9, 2006 by the shareholders.

4.
Prior to this amendment, the Corporation’s only authorized class of voting securities was its Common Stock, without par, of which 90,000,000 shares were authorized and 56,621,444 shares were outstanding. All Common Stock in the Corporation is entitled to one vote per share for each matter coming before a meeting of the shareholders.

5.	The number of shares of Common Stock voted in favor of the amendment was 45,320,631. The number of shares of Common Stock voted against the amendment was 284,438.

6.	The number of votes cast for the amendment was sufficient for approval of the amendment.

DATED the 12th day of June, 2006.

FRONTIER OIL CORPORATION

By:  /s/ Michael C. Jennings
Name: Michael C. Jennings
Title:  Executive Vice President & Chief
Financial Officer